Schedule A

Transactions – Past 60 days

The Reporting Person effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Reporting Person during the sixty days prior to and including September 30, 2026 (date range: August 2, 2026 through September 30, 2026):

8/7/2026	Bought 189 shares at 15.3000
8/13/2026	Bought 143 shares at 15.5825
8/17/2026	Bought 2,505 shares at 15.5988
8/18/2026	Bought 117 shares at 15.6000
8/19/2026	Bought 1,437 shares at 15.6000
8/20/2026	Bought 13 shares at 15.4808
9/16/2026	Bought 500 shares at 15.4400
9/17/2026	Bought 500 shares at 15.4400
9/18/2026	Bought 5,278 shares at 15.5860
9/21/2026	Bought 1,073 shares at 15.5991
9/22/2026	Bought 1,126 shares at 15.5600
9/23/2026	Bought 4 shares at 15.5975
9/24/2026	Bought 314 shares at 15.5708
9/25/2026	Bought 8 shares at 15.6000
9/28/2026	Bought 107 shares at 15.5813
9/29/2026	Bought 5 shares at 15.6000